[redacted]

06002704

SECUR 06002704 MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-66910

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C.
209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/18/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
APR 19 2006
THOMSON FINANCIAL

NAME OF BROKER-DEALER:

Upstream Capital Partners, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5215 North O'Connor
(No. and Street)

Irving	Texas	75039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CH 4/18/06

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Lavender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upstream Capital Partners, LP, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

Donna J. Abraham
Notary Public

DONNA J. ABRAHAM
Notary Public, State of Texas
My Commission Expires
November 15, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UPSTREAM CAPITAL PARTNERS, LP

Report Pursuant to Rule 17a-5(d)

Period from Inception (February 18, 2005)
to December 31, 2005

UPSTREAM CAPITAL PARTNERS, LP

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managers
Upstream Capital Partners, LP

We have audited the accompanying statement of financial condition of Upstream Capital Partners, LP, as of December 31, 2005, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (February 18, 2005) to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upstream Capital Partners, LP, as of December 31, 2005 and the results of its operations and its cash flows for the period from inception (February 18, 2005) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 26, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

UPSTREAM CAPITAL PARTNERS, LP
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 221,089
Certificate of deposit	100,000
Property and equipment, net of accumulated depreciation of $2,187	127,434
Other receivables	26,067
Other assets	16,445
	$ 491,035

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 189,289
	189,289
Partners' capital	301,746
	$ 491,035

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Income
For the Period from Inception (February 18, 2005)
to December 31, 2005

Revenues	
Concession income	$1,175,101
Interest income	1,004
	1,176,105
Expenses	
Compensation and benefits	99,805
Occupancy and equipment costs	73,819
Promotional costs	123,377
Regulatory fees and expenses	2,724
Other expenses	296,843
	596,568
Net income	$ 579,537

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Changes in Partners' Capital
For the Period from Inception (February 18, 2005) to December 31, 2005

	General Partner	Limited Partners	Total
Balances at February 18, 2005	$ -0-	$ -0-	$ -0-
Contribution	360	71,849	72,209
Distribution		(350,000)	(350,000)
Net income	2,898	576,639	579,537
Balances at December 31, 2005	$ 3,258	$ 298,488	$ 301,746

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Period from Inception (February 18, 2005) to December 31, 2005

Balance at February 18, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Cash Flows
For the Period from Inception (February 18, 2005)
to December 31, 2005

Cash flows from operating activities	
Net income	$ 579,537
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	2,187
Change in operating assets and liabilities:	
Increase in other receivables	(26,067)
Increase in other assets	(16,445)
Increase in accounts payable and accrued liabilities	189,289
Net cash provided (used) by operating activities	728,501
Cash flows from investing activities	
Purchase of property and equipment	(129,621)
Purchase of certificate of deposit	(100,000)
Net cash provided (used) by investing activities	(229,621)
Cash flows from financing activities	
Capital contributions	72,209
Capital distributions	(350,000)
Net cash provided (used) by financing activities	(277,791)
Net increase in cash	221,089
Cash at beginning of period	-0-
Cash at end of period	$ 221,089

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Upstream Capital Partners, LP (the "Partnership") was formed under the laws of the State of Texas. The Partnership consists of a managing general partner, and various limited partners. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners (Pro Rata). As well, the general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership and their capital account cannot be reduced below $0. Offices of the Partnership are located in Irving, Texas.

The Partnership became effective September 6, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Partnership operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is engaged in a single line of business as a securities broker-dealer, selling tax shelters or limited partnerships in primary distributions, and the private placement of securities. Substantially all of the Partnership's business is conducted with customers located in the United States.

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Partnership had net capital of approximately $131,300 and net capital requirements of $23,661. The Partnership's ratio of aggregated indebtedness to net capital was 1.44 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of operation.

Note 2 - Net Capital Requirements, continued

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation is as follows.

	Cost	Accumulated Depreciation	Net
Furniture and fixtures	$ 85,106	$ 1,138	$ 83,968
Computer equipment	44,515	1,049	43,466
Property and equipment	$ 129,621	$ 2,187	$ 127,434

Depreciation expense for the period ended December 31, 2005 was $2,187 and is shown in occupancy and equipment cost.

Note 5 - Related Party Transactions

The Partnership is provided management services from Upstream Capital Partners GP, LLC, its general partner. The Partnership and its general partner are under common control and the existence of that control creates operating results and financial position significantly different than if the partnerships were autonomous. These financial statements reflect $191,700 expensed for these services during the year.

Note 6 - Concentration of Risks

The Partnership develops and implements financing for the sale of real estate, medical operating company investments and various seed investment in private companies on a

Note 6 - Concentration of Risks, continued

contingent basis. These programs require specialized investment banking and advisory services through the private placement of securities. These programs are generally located throughout the United States of America. In addition, the Partnership will also offer private placements of debt and equity.

Note 7 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year Ending December 31,	
2006	$ 51,312
2007	78,175
2008	79,986
2009	81,797
2010	83,608
2011	28,071
	$ 402,949

Rental expense for the year ended December 31, 2005 was $20,039 and is reflected in occupancy and equipment costs.

Note 8 - Commitments and Contingencies

The Partnership together with others has been named as a defendant in a lawsuit and claims damages of $95,000. Management intends to present a vigorous defense.

The ultimate outcome of this matter cannot presently be determined. Accordingly, no provision for any liability has been made in these financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2005

Schedule I

UPSTREAM CAPITAL PARTNERS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 301,746
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		301,746
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 127,434	
Other receivables	26,067	
Other assets	16,445	(169,946)
Net capital before haircuts on securities positions		131,800
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(500)
Net capital		$ 131,300

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 189,289
Total aggregate indebtedness	$ 189,289

Schedule I (continued)

UPSTREAM CAPITAL PARTNERS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ 23,661
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 23,661
Net capital in excess of required minimum	$ 107,639
Excess net capital at 1000%	$ 112,371
Ratio: Aggregate indebtedness to net capital	1.44 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

UPSTREAM CAPITAL PARTNERS, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Period from Inception (February 18, 2005)
to December 31, 2005

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers
Upstream Capital Partners, LP

In planning and performing our audit of the financial statements and supplemental information of Upstream Capital partners, LP, (the "Partnership"), for the period from inception (February 18, 2005) to December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 26, 2006